

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 4, 2008

<u>By U.S. Mail</u>

Pedro Wongtschowski
Chief Executive Officer
Ultrapar Participações S.A.
Av. Brigadeiro Luis Antônio, 1343, 9º Andar
São Paulo, SP, Brazil 01317-910

> **Re:** **Ultrapar Participações S.A.**
> **Form 20-F for year ended December 31, 2006**
> **Filed June 7, 2007**
> **File No. 1-14950**

Dear Mr. Wongtschowski:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

Michael Moran
Branch Chief Accountant